

January 23, 2012

Via E-mail
Mr. George Du
Chief Executive Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, Keji Yuan Second Road
Nanshan District
Shenzhen PRC 518057

Re: Jingwei International Limited
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed September 20, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 14, 2011
File No. 001-34744

Dear Mr. Du:

We have reviewed your letter dated December 30, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 16, 2011.

Form 10-K for the Year Ended December 31, 2010

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009

Note 14. VIE, page F-24

1.   We note your response to prior comment 1. Please clarify whether the decision to renew the Intellectual Property Agreement must be approved by Jingwei Communication's

shareholders. If approval is required by the shareholders, please tell us why this does not represent a substantive kick-out right that would prevent consolidation of the VIE as provided for in ASC 810-10-25-38C. Further, please provide us with an update on the status of your negotiations regarding the renewal of this agreement.

2.   You indicate in response to prior comment 1 that through the Operating Agreement the shareholders of Jingwei Communication have agreed to appoint persons recommended by Jingwei Hengtong to serve as Jingwei Communication's directors, and to appoint Jingwei HengTong's senior managers as Jingwei Communication's General Manager, Chief Financial Officer, and other senior officers. Once the members of the board of directors or senior management have been appointed, tell us whether they have the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance without your consent or by nonrenewal or termination of significant contracts. That is, explain how Jingwei Hengtong can control the actions of these members subsequent to being placed in their respective positions.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via Email
        Wei Cao, Jingwei International Limited
        Norwood Beveridge, Loeb & Loeb LLP